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                           [LJL BIOSYSTEMS LETTERHEAD]

                                April 11, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:  LJL Biosystems, Inc.
     Registration Statement on Form S-3 (No. 333-32378)
     Application for Withdrawal under Rule 477

Ladies and Gentlemen:

The undersigned registrant hereby makes application, pursuant to Rule 477 under the Securities Act of 1933, as amended, to withdraw the above-referenced Registration Statement. Please note that the Registration Statement has not yet been declared effective. This application is made on the grounds that based on current market conditions, the undersigned registrant has determined that it is not advisable at this time to proceed with the proposed offering.

If you should have any questions regarding this application, please contact the undersigned at (408) 541-8778 or Scott Porter of Orrick, Herrington & Sutcliffe LLP at (415) 773-5443.

Sincerely,

LJL BIOSYSTEMS, INC.

/s/ Lev J. Leytes

Lev J. Leytes
Chairman, CEO and President